October 1, 2004


Mail Stop 0409

Mr. Frank J. Gillen
President
Faraday Financial, Inc.
175 South Main, Suite 1240
Salt Lake City, Utah 84111

	RE:	Faraday Financial, Inc.
		Preliminary Proxy Materials on Schedule 14A
		Filed September 23, 2004
		File No. 0-22236

Dear Mr. Gillen:

	The staff conducted a limited review of the above filing. We limited our review to the following comment:

	We note that in connection with the merger with Video
Internet
Broadcasting Corporation, you intend to issue 3,226,731 of common stock. Please advise us whether these shares were registered. If the shares were not registered, please advise us what exemption or exemptions from registration you intend to rely upon.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

	You may direct questions to Jennifer Gowetski at (202) 824-
5303,
or the undersigned at (202) 942-1960.

Sincerely,



Karen J. Garnett
Assistant Director





??

??

??

??

Faraday Financial, Inc.
Page 2